Exhibit 99.1

Americas Gold And Silver Announces Significant Increase To Galena Complex Resource

TORONTO, Sept. 14, 2020 /PRNewswire/ -- Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, provides an update to its Mineral Reserve and Resource statement as at June 30, 2020.

On a consolidated and attributable basis, estimated contained metal in the proven and probable mineral reserve categories totalled 610,000 ounces of gold, 30.6 million ounces of silver, 134 million pounds of zinc, 129 million pounds of lead and 28 million pounds of copper. Please refer to the Company's website for a full breakdown of its Mineral Reserve and Mineral Resource statement by asset.

2020 Mineral Reserve and Mineral Resource Update Highlights

  Since the June 2019 Mineral Reserve and Resource statement, exploration drilling was focused solely at the Galena Complex as the Company constructed and commissioned Relief Canyon.

  Drilling to date at the Galena Complex includes approximately 33% of planned exploration drilling based on the Galena Complex Recapitalization Plan ("Recapitalization Plan").

  Based on this initial drilling at the Galena Complex, measured and indicated ("M&I") silver resources on a 100% basis (60% USA/40% Eric Sprott) increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces. This represents a 36% and 101% increase, respectively, from previous reported estimates.

"I am pleased to see the initial exploration efforts at the Galena Complex translating into meaningful increases to silver resources in such a short time," stated Americas President and CEO Darren Blasutti. "A significant amount of drilling remains planned for deeper levels of the Galena Complex. I am confident that with this drilling we will see continued increases to silver resources and eventually convert these silver resources to silver reserves. As Relief Canyon ramps up to commercial production and we continue efforts to re-start the Cosalá Operations, we expect a renewed focus on exploration efforts at these operations in the future."

Mineral Reserve and Mineral Resource Statement – June 30, 20201

Proven and Probable Mineral Reserves – 100% basis for all assets except the Galena Complex at 60%

Gold and Silver Mineral Reserves
	Proven			Probable			Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Total Gold	13,272	0.85	361	11,542	0.67	249	24,814	0.77	610
Total Silver	14,255	17	7,663	15,950	45	22,932	30,205	32	30,596
Zinc, Lead and Copper Mineral Reserves
	Proven			Probable			Proven and Probable
	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Total Zinc	758	3.34	55.8	1,095	3.25	78.5	1,853	3.29	134.2
Total Lead	894	2.32	45.7	1,438	2.63	83.3	2,332	2.51	129.0
Total Copper	89	0.50	1.0	2,970	0.42	27.4	3,059	0.42	28.3

The primary focus for the Company over the last year was the construction of the Relief Canyon mine in Nevada. As a result, a limited amount of capital was allocated to drilling to expand or delineate gold reserves or resources. With limited drilling conducted at Relief Canyon and the Cosalá Operations, coupled with mined depletion, gold reserves decreased by 7% while silver reserves decreased by 5%. At the Galena Complex, reserves were relatively flat with increases to reserves offsetting depletion. The current focus of the Recapitalization Plan is on silver resource expansion ahead of reserve development.

As Relief Canyon continues to ramp up towards commercial production and the Company seeks to achieve the restart of mining activities at the Cosalá Operations, the Company expects to generate meaningful cash flow from its operations and expand the exploration drilling budgets at these two operations, in addition to the continued drilling at the Galena Complex pursuant to the Recapitalization Plan.

Measured & Indicated Mineral Resources – 100% basis for all assets except the Galena Complex at 60%

Gold and Silver Mineral Resources – Exclusive of Mineral Reserves
	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Total Gold	613	0.76	15	1,579	0.56	29	2,192	0.62	44
Total Silver	2,435	162	12,668	12,299	100	39,513	14,735	110	52,181
Zinc, Lead and Copper Mineral Resources – Exclusive of Mineral Reserves
	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Total Zinc	1,383	2.42	73.9	8,133	3.98	713.3	9,515	3.75	787.2
Total Lead	1,587	1.83	64.1	8,966	2.29	453.0	10,553	2.22	517.1
Total Copper	492	0.43	4.7	3,634	0.29	22.9	4,126	0.30	27.6

As part of the joint venture with Eric Sprott at the Galena Complex, the Company began an exploration drilling campaign funded through the Recapitalization Plan. With initial drilling success at Galena, the Company increased its total M&I silver resource from 47.8 million ounces to 52.2 million ounces.

At the Galena Complex, the Company's share of M&I silver resources increased from 16.4 million ounces to 22.4 million ounces, a 36% increase compared to last year. M&I lead resources increased by over 55% year over year to 158 million pounds. This growth reflects results from just 33% of the drilling included under the Recapitalization Plan. The Company has recently started drilling deeper extensions of known mineralization at the Galena Complex including further drilling of the 72 Vein, which was a major contributor of ore during its peak silver production years of 2000-2004. In addition to targeting the 72 Vein, exploration will focus on what has been described as the "triple point", where the high-grade 175, 185 and Silver Veins are projected to converge. This area has never been explored and is projected to be below historical workings. Follow-up drilling on the 291 and 360 Vein systems is also planned from the 5500 level and is designed to extend these zones down-dip. The Company expects further increases to M&I resources as the current exploration program continues through the start of 2021.

Inferred Mineral Resources – 100% basis for all assets except the Galena Complex at 60%

Gold and Silver Mineral Resources
	Inferred
	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)
Total Gold	3,087	0.27	27
Total Silver	11,164	167	59,996
Zinc, Lead and Copper Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)
Total Zinc	4,386	2.54	245.7
Total Lead	7,024	3.85	595.5
Total Copper	3,063	0.35	23.5

Silver inferred resources benefitted significantly from the initial drilling at the Galena Complex pursuant to the Recapitalization Plan. Total inferred silver ounces for the Company increased from 36.2 million ounces to 60.0 million ounces.

The Company's share of the inferred silver resources at the Galena Complex increased from 23.4 million ounces to 47.1 million ounces, representing more than a 100% increase from the previously reported estimate. The Company's share of inferred lead resources at the Galena Complex increased by 77% to 476 million pounds from the previously reported estimate. With the remaining drilling considered under the Recapitalization Plan, the Company is confident that inferred resources will increase, offset by any upgrades in resource classification in next year's Mineral Resource estimate.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth, precious metals mining company with multiple assets in North America. The Company's Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico, subject to closing conditions. For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416–848–9503

Qualified Persons

Shawn Wilson, VP Technical Services, who is an employee of the Company and a "qualified person" under National Instrument 43-101, has approved the applicable contents of this news release. See "Notes for Mineral Reserve and Mineral Resource Estimates" below regarding matters relating to review and verification of sampling, analytical and test data underlying the information contained in the written disclosure.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver's expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company's construction, production, development plans and performance expectations at the Relief Canyon Mine, its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the resumption of mining and processing operations at the Company's Cosalá Operations following the end of the illegal blockade and expected silver production levels at the Cosalá Operations, the Company's plans with respect to the EC120 zone and the completion of the Company's purchase of the remaining interest in the San Felipe Project from Hochschild. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company's ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward–looking information is available in Americas Gold and Silver's filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward–looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Cautionary Note to U.S. Investors:

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission ("SEC"). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

1 Notes for Mineral Reserve and Mineral Resource Estimates:

CIM (2014) Definition and Standards were followed for Mineral Reserve and Mineral Resource Estimates. Mineral Reserves are estimated at a net smelter return ("NSR") cut-off value of US$50/tonne at San Rafael, $45/tonne at El Cajón, $45/tonne at Zone 120 and $198/tonne at Galena. Mineral Reserves are estimated at a 0.17g/tonne gold cut-off grade constrained by an open pit design based on a $1,300 gold pseudoflow pit shell. The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs. Mineral Reserves are estimated using metal prices of US$1,300 per ounce of gold, $17.00 per ounce of silver, $2.50 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc. Numbers may not add or multiply accurately due to rounding.

Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, $US45/tonne at El Cajón, $45/tonne at Zone 120 and $198/tonne at Galena. Mineral Resources are estimated at a 90g/tonne silver equivalent cut-off grade at Nuestra Señora. Mineral Resources are estimated at a 2.5% zinc equivalent cut-off grade at San Felipe. Mineral Resources are estimated at a 0.17g/tonne gold cut-off grade at Relief Canyon and are constrained by a $1,500 gold pseudoflow pit shell. Inferred Mineral Resources at Relief Canyon include existing low-grade stockpiles. Mineral Resources are estimated using metal prices of US$1,500 per ounce of gold, $20.00 per ounce of silver, $3.00 per pound of copper, $1.05 per pound of lead and $1.05 per pound of zinc. Mineral Resources are reported exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability. Numbers may not add or multiply accurately due to rounding.

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is therefore no certainty that the conclusions of the initial exploration drilling results will be realized. Additionally, where the Company discusses exploration/expansion potential, any potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

All Mineral Resource estimates were prepared internally by, or under the supervision of, Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101. All Mineral Reserve estimates were prepared internally by, or under the supervision of, Shawn Wilson, P.Eng., a Qualified Person for the purpose of NI 43-101. These estimates reflect the company's 60% interest in the Galena Complex.

Varying cut–off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry–standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company's normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of 43–101 and/or independent Qualified Persons. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Reserve and Mineral Resource Estimates. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company's mineral properties are provided in the respective NI 43–101 Technical Reports which are available at www.sedar.com and the Company's website at www.americas-gold.com.